SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2009

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

For the transition period from                     to                     .

Commission file number 001-33390

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Third Federal Savings 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

TFS Financial Corporation

7007 Broadway Avenue

Cleveland, Ohio 44105

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

    Third Federal 401(k) Savings Plan

Cleveland, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of the THIRD FEDERAL 401(k) SAVINGS PLAN and the related Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Third Federal 401(k) Savings Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

MEADEN & MOORE, LTD.

Certified Public Accountants

June 14, 2010

Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Third Federal

401(k) Savings Plan

	December 31,
	2009	2008
ASSETS
Investments, at fair value	$63,045,608	$53,897,129
Receivable—Employer contributions	306,243	265,218

Total Assets	63,351,851	54,162,347
LIABILITIES	—	—

Net Assets Available for Benefits	$63,351,851	$54,162,347

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Third Federal

401(k) Savings Plan

	Year Ended December 31,
	2009	2008
Additions to Net Assets Attributed to:
Contributions:
Employer	$1,953,742	$1,930,190
Employee	3,015,683	3,242,426
Rollover	51,228	105,911

	5,020,653	5,278,527
Interest and dividend income	1,282,500	1,174,910
Net unrealized/realized appreciation/(depreciation)	4,612,713	(10,681,890)

Total Investment Income/(loss)	5,895,213	(9,506,980)
Deductions from Net Assets Attributed to:
Benefits paid to participants	1,941,603	2,687,184
Administrative expenses	48,402	39,615

Total Deductions	1,990,005	2,726,799
Net Increase (Decrease)	8,925,861	(6,955,252)
Transfer from ASOP	263,643	131,596

Net Assets Available for Benefits:
Beginning of Year	54,162,347	60,986,003

End of Year	$63,351,851	$54,162,347

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

1 Description of Plan

The following description of The Third Federal 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan Document or Summary Plan Description for a complete description of the Plan’s provisions.

General:

The Plan is a profit sharing plan and provides for employee contributions under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees with at least one year of service are entitled to defer a portion of their salary to the Plan following the completion of eligibility requirements. A participant is credited with a year of service after completion of 1,000 hours of service during an eligibility period. A participant must also be at least 18 years of age to become eligible for the Plan except for the Tier III discretionary contribution. A participant must be at least 21 years of age, be credited with twelve months of service and have completed 1,000 hours of service during an eligibility period to be eligible for the Tier III discretionary contribution. A portion of the administrative costs related to the Plan are absorbed by the Company.

In 2008, the Plan was restated for minor compliance changes.

Contributions:

The Plan allows participants to contribute up to 75% of their eligible compensation to the Plan. The Plan allows participants who have attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). Participants may also contribute amounts representing distributions from other qualified plans.

Third Federal Savings and Loan Association of Cleveland (Third Federal) makes a matching contribution equal to 100% of 401(k) deferrals up to the first 4% of compensation deferred. Third Federal may also make a discretionary profit sharing contribution. There were no contributions made to the Tier II profit sharing plan in 2008 or 2009. Effective January 1, 2003, the Plan was amended to add a Tier III discretionary contribution. Individuals who are accruing benefits under the Third Federal Savings Retirement Plan are not eligible to receive a Tier III discretionary contribution. For 2009 and 2008, Tier III contributions of 2.5% of eligible wages were made.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

1 Description of Plan, Continued

Participants’ Accounts:

Each participant’s account is credited with the participant’s contribution, an allocation of Third Federal’s contributions, if eligible, and Plan earnings net of administrative expenses. Allocations are based on participant contributions, participant earnings, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting:

Participants are 100% vested in their own contributions and income thereon, at all times. Any amounts in participant’s profit sharing Tier I and Tier II and matching accounts prior to January 1, 2004 was vested in accordance with the table below:

Years of Service	%
Less than 2	0%
2	25%
3	50%
4	75%
5	100%

Any amounts contributed to a participant’s profit sharing and matching accounts on or after January 1, 2004, will be immediately 100% vested.

Any amounts in a participant’s Tier III account will be vested based on years of service. Tier III contributions prior to January 1, 2007, will be 0% vested for less than 5 years of service and 100% vested after 5 years of service.

Tier III contribution made for periods on or after January 1, 2007, will be vested in accordance with the table below:

Years of Service	%
Less than 2	0%
2	25%
3	50%
4	75%
5 or more	100%

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

1 Description of Plan, Continued

Retirement, Death and Disability:

A participant is entitled to 100% of his or her vested account balance upon retirement, death or disability.

Forfeitures:

At December 31, 2009 and 2008, forfeited non-vested accounts totaled $15,080 and $18,396, respectively. These amounts were used to reduce employer contributions by $20,000 in 2008. No forfeitures were used to reduce contributions in 2009. The Plan also allows forfeitures to be used to pay administrative expenses. For the Plan years ended December 31, 2009 and 2008, $11,584 and $8,750 were used to pay administrative expenses, respectively.

Payment of Benefits:

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount. For termination of service due to other reasons, a participant may transfer the value of the vested interest in his or her account to the trustee or custodian of another qualified retirement plan or receive a lump-sum distribution.

Plan Termination:

Although it has not expressed any intent to do so, the Third Federal has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of Plan termination, participants will become 100% vested in their accounts.

Investment Options:

Upon enrollment in the Plan, a participant may direct employee and employer contributions to any of the investment options offered by the Plan. Participants are allowed to change their investment options once per day.

Investments in TFS Financial Corporation stock are based upon each employee’s investment allocation. Purchases of stock occur when the custodian receives the employee and employer contributions. These purchases are conducted through a broker at the prevailing market price of the stock on the exchange in which these shares trade.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

1 Description of Plan, Continued

Participants’ Loans:

Participants may borrow from their Tier I fund accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. The term of the loan shall not exceed five years unless the loan is for the purchase of a primary residence. The loan must bear interest at a reasonable rate.

Transfer from Associate Stock Ownership Plan (ASOP):

Participants in the ASOP who are at least age 55 with at least five years of vested service may elect to transfer all or any portion of their accounts in the ASOP to the Plan under the diversification provision of the ASOP. During 2009 and 2008, participants elected to transfer $263,643 and $131,596, respectively from their accounts in the ASOP to their accounts in the Plan.

2 Summary of Significant Accounting Policies

The policies and principles which significantly affect the determination of net assets and results of operations are summarized below.

Accounting Method:

The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Valuation of Investments:

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in registered investment companies. Units of pooled separate accounts are valued by the asset custodian at the daily net asset value, which represented the cumulative market values of the pooled separate accounts’ underlying investments. Units of common/collective trusts are valued by the asset custodian at the daily net asset value, which represents the cumulative market values of the common/collective trust’s underlying investments. Participant loans are valued at their outstanding balance which approximates market. The TFS Financial Corporation stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

2 Summary of Significant Accounting Policies, Continued

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts and disclosures, and actual results could differ from these estimates.

Risks and Uncertainties:

The Plan provides for various investment options including any combination of mutual funds, pooled separate accounts, common collective trusts, and other investments securities. The investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect amounts reported in the statements of net assets available for benefits and participants individual account balances.

Payment of Benefits:

Benefits are recorded when paid.

3 Investments

The following presents investments that represent 5% or more of the Plan’s net assets.

	2009	2008
Investments at fair value:
American Funds American Balanced R4 Fund	$4,391,044	$3,304,107
American Funds Fundamental Investment R4 Fund	$4,167,675	$3,029,165
American Funds Growth Fund of America R4 Fund	$3,531,107	N/A
Third Federal Savings & Loan certificate of deposit	$14,870,314	$13,404,064
TFS Financial Corporation common stock	$16,370,486	$19,224,217

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

3 Investments, Continued

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $4,612,713 and ($10,681,890) in 2009 and 2008 as follows:

	2009	2008
Pooled separate accounts	$2,389,747	$(4,555,089)
Shares of Registered Investment Companies	3,435,482	(7,586,560)
TFS Financial Corporation stock	(1,212,516)	1,459,759

	$4,612,713	$(10,681,890)

In 2009 and 2008, the Plan’s investments earned interest and dividend income of $1,282,500 and $1,174,910, respectively.

The Plan received $403,731 and $289,330 in dividends on TFS Financial Corporation common stock in 2009 and 2008, respectively.

Fair Value Measurements:

Under generally accepted accounting standards, a framework has been established for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the framework are described below:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets;

Inputs other that quoted prices that are observable for the asset or liability;

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

3 Investments, Continued

Fair Value Measurements, Continued:

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize to use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

There have been no changes in the methodologies used at December 31, 2009.

Common stock and Registered Investment Companies: Valued at the closing price reported on the active market on which the individual securities were traded.

Pooled Separate Accounts and Common/Collective Trusts: Valued at the net asset value (“NAV”) of shares held by the Plan at the year-end.

Participant Loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value circulation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

3 Investments, Continued

Fair Value Measurements, Continued

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan’s assets at fair value as of December 31,

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Pooled separate accounts
Balanced/Asset funds	—	1,820,928	—	1,820,928
Fixed income funds	—	1,549,986	—	1,549,986
Large U.S. equity funds	—	3,945,126	—	3,945,126
Small/Mid U.S. equity funds	—	4,359,393	—	4,359,393

Total pooled separate accounts	—	11,675,433	—	11,675,433

Registered Investment Companies
Balanced/Asset funds	4,391,044	—	—	4,391,044
International equity funds	4,398,728	—	—	4,398,728
Large U.S. equity funds	8,604,342	—	—	8,604,342

Total Registered Investment Companies	17,394,114	—	—	17,394,114

Common stocks
Financial	16,370,486	—	—	16,370,486

Total common stocks	16,370,486	—	—	16,370,486

Common/Collective trusts	—	14,870,314	—	14,870,314
Participant Loans	—	—	2,735,261	2,735,261

Total assets at fair value	33,764,600	26,545,747	2,735,261	63,045,608

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

3 Investments, Continued

Fair Value Measurements, Continued

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Pooled Separate Accounts
Balanced/Asset funds	—	1,190,334	—	1,190,334
Fixed income funds	—	821,736	—	821,736
Large U.S. equity funds	—	2,472,084	—	2,472,084
Small/Mid U.S. equity funds	—	2,334,825	—	2,334,825

Total pooled separate accounts	—	6,818,979	—	6,818,979

Registered Investment Companies
Balanced/Asset funds	3,304,107	—	—	3,304,107
International equity funds	2,827,312	—	—	2,827,312
Large U.S. equity funds	5,878,752	—	—	5,878,752

Total Registered Investment Companies	12,010,171	—	—	12,010,171

Common stocks
Financial	19,224,217	—	—	19,224,217

Total common stocks	19,224,217	—	—	19,224,217

Common/Collective Trusts	—	13,404,064		13,404,064
Participant Loans	—	—	2,439,698	2,439,698

Total assets at fair value	31,234,388	20,223,043	2,439,698	53,897,129

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

3 Investments, Continued

Fair Value Measurements, Continued

Level 3 Assets Year End December 31, 2009 Participant Loans
Balance, beginning of year	$2,439,698
Realized gains/(losses)	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements (net)	295,563

Balance, end of year	$2,735,261

Level 3 Assets Year End December 31, 2008 Participant Loans
Balance, beginning of year	$2,346,802
Realized gains/(losses)	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements (net)	92,896

Balance, end of year	$2,439,698

4 Concentration of Investments

Included in investments are shares of TFS Financial Corporation common stock amounting to $16,370,486 (2009) and $19,224,217 (2008). This represents 26% (2009) and 36% (2008) of total investments as of that date. A significant decline in the market value of TFS Financial Corporation's stock would significantly effect the net assets available for benefits.

5 Tax Status

The Plan document was restated for law changes. The Internal Revenue Service has determined and informed Third Federal, by letter dated August 5, 2004, that the restated Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and restated in its entirety since receiving the favorable determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan continues to qualify under the IRC and the related trust continues to be tax-exempt as of December 31, 2009. Accordingly, the accompanying financial statements do not include a provision for Federal income taxes.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

6 Party-in-Interest Transactions

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Certain professional fees for the administration and audit of the Plan were paid by Third Federal. During 2009 and 2008, professional fees totaling $48,402 and $39,614, respectively, for the administration of the Plan were paid by the Plan to Principal Life Insurance Company, an affiliate of the Plan custodian, a party-in-interest.

Certain Plan investments consist of shares of TFS Financial Corporation. Third Federal is the Plan sponsor, and TFS Financial Corporation is the parent company of the Plan sponsor; and, therefore, the transactions in TFS Financial Corporation stock qualify as party-in-interest transactions.

7 Recent Accounting Pronouncements

FASB Accounting Standards Update (ASU) 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements,” removed the requirement for SEC filers to disclose the date through which subsequent events have been evaluated to remove potential conflicts with SEC literature. This update was issued, effective, and adopted by the Plan in February 2010. It was not material to the Plan's consolidated financial statements.

FASB ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements” (ASU 2010-06), clarifies and expands disclosure requirements related to fair value measurements. Disclosures are required for significant transfers between levels in the fair value hierarchy. Activity in Level 3 fair value measurements is to be presented on a gross, rather than net, basis. The update clarifies how the appropriate level of disaggregation should be determined and emphasizes that information sufficient to permit reconciliation between fair value measurements and line items on the financial statements should be provided. The update is effective for interim and annual reporting periods beginning after December 15, 2009, except for the expanded disclosures related to activity in Level 3 fair value measurements which are effective one year later. The Plan adopted the provisions of ASU 2010-06 which are effective for periods beginning after December 15, 2009 on January 1, 2010 with no material effect on the Plan’s consolidated financial statements.

FASB ASC Topic 860, “Transfers and Servicing,” was amended to eliminate the concept of a “qualifying special-purpose entity” and change the requirements for derecognizing financial assets. The amendment requires additional disclosures intended to provide greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financials assets. This updated guidance is effective for fiscal years beginning after November 15, 2009. The Plan does not expect the adoption of this guidance to have a material effect on its consolidated financial statements.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Third Federal

401(k) Savings Plan

EIN 34-057493

Plan Number 002

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Third Federal S&L	Third Federal S&L Certificate of Deposit Portfolio, due 1/10 – 9/13, 1.89% – 5.60%	N/R	$14,870,314
	American Century	American Century Equity Income Advanced	N/R	464,746
*	Principal Life Insurance Company	Principal Bond & Mortgage Separate Account	N/R	1,549,986
*	Principal Life Insurance Company	Principal LifeTime Strategic Income Separate	N/R	122,667
*	Principal Life Insurance Company	Principal LifeTime 2010 Separate Account	N/R	203,027
*	Principal Life Insurance Company	Principal LifeTime 2020 Separate Account	N/R	562,180
*	Principal Life Insurance Company	Principal LifeTime 2030 Separate Account	N/R	612,144
*	Principal Life Insurance Company	Principal LifeTime 2040 Separate Account	N/R	202,339
*	Principal Life Insurance Company	Principal LifeTime 2050 Separate Account	N/R	118,572
*	Principal Life Insurance Company	Principal Partners Large-Cap Value Separate Account	N/R	2,219,055
*	Principal Life Insurance Company	Principal Partners Large-Cap Growth I Separate Account	N/R	1,726,071
*	Principal Life Insurance Company	Principal Partners Mid-Cap Growth Separate Account	N/R	1,410,829
*	Principal Life Insurance Company	Principal Partners Small-Cap Growth II Separate Account	N/R	942,813
*	Principal Life Insurance Company	Principal Small Company Blend, units of a pooled separate account	N/R	745,621
*	Principal Life Insurance Company	Principal Medium Company Blend, units of a pooled separate account	N/R	1,056,756
*	Principal Life Insurance Company	Principal Small Company Value, units of a pooled separate account	N/R	203,374
	Putnam Investments	Putnam International Equity A Fund	N/R	2,103,782

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Third Federal

401(k) Savings Plan

EIN 34-057493

Plan Number 002

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	The American Funds	American Balanced R4 Fund	N/R	4,391,044
	The American Funds	Fundamental Investment R4 Fund	N/R	4,167,675
	The American Funds	Growth Fund of America R4 Fund	N/R	3,531,107
	The American Funds	Europacific Growth R3 Fund	N/R	2,294,946
	Victory Funds	Victory Stock Index A Fund	N/R	440,813
*	TFS Financial Corporation	Common Stock	N/R	16,370,486
*	Participant loans	Interest rates ranging from 4.25% to 10.50%	N/R	2,735,261

				$63,045,608

N/R	Participant directed investment, cost not required to be reported.
*	Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THIRD FEDERAL SAVINGS 401 (K) SAVINGS PLAN

June 25, 2010	/s/ Marianne Piterans
Director, Human Resources

June 25, 2010	/s/ Faye T. Pennyman
Manager, Human Resources

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm—Meaden and Moore, Ltd